UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Integrated Silicon Solution, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45812P107
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,310,677
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,310,677
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 296,675
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 296,675
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,848
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 161,848
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,848
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 161,848
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,848
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 161,848
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,200,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,200,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,200,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON OLIVER PRESS INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 59,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON AUGUSTUS K. OLIVER II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 59,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 59,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON CLIFFORD PRESS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 59,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 59,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON MANOJ GUJRAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON CATHAL PHELAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA, IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45812P107

1	NAME OF REPORTING PERSON EDWARD TERINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45812P107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Integrated Silicon Solution, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1623 Buckeye Drive, Milpitas, California 95035.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

CUSIP NO. 45812P107

(xii)
Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(xiii)	Oliver Press Investors, LLC (“Oliver Press Investors”), a Delaware limited liability company, with respect to the Shares directly and beneficially owned by it;

(xiv)	Augustus K. Oliver II, as a managing member of Oliver Press Investors;

(xv)	Clifford Press, as a managing member of Oliver Press Investors and as a nominee for the Board;

(xvi)	Manoj Gujral, as a nominee for the Board;

(xvii)	Cathal Phelan, as a nominee for the Board; and

(xviii)	Edward Terino, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.  The address of the principal office of each of Oliver Press Investors and Messrs. Oliver and Press is 152 West 57th Street, 46th Floor, New York, New York 10019.  The principal business address of Mr. Gujral is 1446 Wessex Av, Los Altos, CA 94024.  The principal business address of Mr. Phelan is 1215 Gronwall Lane, Los Altos, CA 94024.  The principal business address of Mr. Terino is 25 Indian Rock Road, Suite 23, Windham, NH 03087.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  The principal business of Oliver Press Investors is investing in securities and engaging in all related activities and transactions.  The principal occupation of Messrs. Oliver and Press is serving as the managing members of Oliver Press Investors and Oliver Press Partners, LLC, an investment advisory firm.  The principal occupation of Mr. Gujral is providing consulting and advisory services to high-tech companies. The principal occupation of Mr. Phelan is serving as the Chief Executive Officer of a California headquartered start-up company.  The principal occupation of Mr. Terino is serving as President of GET Advisory Service LLC, a strategic and financial management consulting firm focused on the technology and maritime industries.

CUSIP NO. 45812P107

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld, Oliver, Press, Gujral, Phelan and Terino are citizens of the United States of America.  Mr. Phelan is also a citizen of Ireland.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 1,310,677 Shares beneficially owned by Starboard V&O Fund is approximately $18,106,124, excluding brokerage commissions.  The aggregate purchase price of the 296,675 Shares beneficially owned by Starboard S LLC is approximately $4,102,197, excluding brokerage commissions. The aggregate purchase price of the 161,848 Shares beneficially owned by Starboard C LP is approximately $2,238,195, excluding brokerage commissions. The aggregate purchase price of the 430,800 Shares held in the Starboard Value LP Account is approximately $5,956,189, excluding brokerage commissions.

The Shares purchased by Oliver Press Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 59,600 Shares beneficially owned by Oliver Press Investors is approximately $746,448, excluding brokerage commissions.

The Shares purchased by Mr. Terino were purchased in the open market with personal funds.  The aggregate purchase price of the 1,000 Shares owned directly by Mr. Terino is approximately $14,639, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 45812P107

On November 28, 2014, Starboard V&O Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of five highly qualified director candidates, including Peter A. Feld, Manoj Gujral, Cathal Phelan, Clifford Press and Edward Terino (collectively, the “Nominees”), for election to the Board at the Issuer’s 2015 annual meeting of stockholders (the “Annual Meeting”).  The Reporting Persons believe that significant change to the composition of the Board is warranted given the qualifications of their Nominees, as evidenced by their bios below, and the long-term underperformance of the Issuer.

Peter A. Feld has served as a member of Principal GP and a member of the Management Committees of Starboard Value GP and Principal GP since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, Mr. Feld served as a Director at Ramius LLC. Mr. Feld joined Ramius LLC as an Associate in February 2005. From June 2001 to June 2004, Mr. Feld was an investment banking analyst at Banc of America Securities, LLC. Since October 2014, Mr. Feld has served as a member of the board of directors of Darden Restaurants, Inc. (NYSE:DRI), a full service restaurant company. Mr. Feld has also served as a member of the board of directors of Tessera Technologies, Inc. (NASDAQ: TSRA), which develops, invests in, licenses and delivers innovative miniaturization technologies and products for next-generation electronic devices, since June 2013. Mr. Feld previously served as a member of the board of directors of Unwired Planet, Inc. (NASDAQ: UPIP) (f/k/a Openwave Systems Inc.), a public company with a portfolio of patents many of which are considered foundational to mobile communications, and span smart devices, cloud technologies and unified messaging, from July 2011 to March 2014 and served as its Chairman from September 2011 to July 2013. Mr. Feld also previously served on the board of directors of Integrated Device Technology, Inc. (NASDAQ: IDTI), a company which designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 until February 2014. In addition, Mr. Feld served on the boards of directors of SeaChange International, Inc. (NASDAQ: SEAC), a leading global multi-screen video software company, from December 2010 to January 2013 and CPI Corp. from July 2008 to July 2009. Mr. Feld received a BA in economics from Tufts University.

Manoj Gujral recently served as the Vice President and General Manager of the Broadband and Consumer Division of Cavium, Inc., a high growth company providing integrated processors for networking, storage, video, and security applications, from April 2010 to June 2012, where he was responsible for Business Strategy, Engineering Execution, Marketing and P&L functions with a focus on Connected Home and Office segments. Mr. Gujral also served on the board of directors of Virage Logic (“Virage”), a then publicly traded leading provider of application optimized intellectual property (IP) platforms, from May 2010 until Virage was acquired by Synopsys, Inc. in September 2010. From 2005 until April 2010, Mr. Gujral served as the General Manager of Platform Business of NVIDIA Corporation (“NVIDIA”), which provides platform solutions for Compute, Workstation, Visualization and Mobile markets. From 2003 to 2005, Mr. Gujral served as Managing Director of the Specialty Interconnect Business Unit at Cypress Semiconductor Corporation (“Cypress”), which delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value, where he was responsible for system interconnect products for wireless and handset markets. Prior to Cypress, Mr. Gujral worked in various management roles at Raza Foundries, Inc., ShareWave, Inc. and Unisys, including Vice President and Director of Engineering, respectively. Mr. Gujral received his MSEE from Oregon State University, MBA from San Jose State University and completed the Executive Leadership Program at Stanford University Graduate School of Business.

CUSIP NO. 45812P107

Cathal Phelan currently serves as Chief Executive Officer of a California headquartered start-up company, a position he has held since November 2014. Mr. Phelan also founded his own consulting firm Atticotti LLC (“Atticotti") in April 2013, focusing on business strategies, IP management and systems/semiconductor design. For the year prior to founding Atticotti, he served as the Executive Vice President (“EVP”) of the Consumer and Computation Division of Cypress Semiconductor Corporation (NASDAQ: CY) (“Cypress”), a Silicon Valley-based semiconductor design and manufacturing company. In multiple stints with Cypress dating back to 1991, Mr. Phelan held the positions of Chief Technical Officer, EVP of the Datacommunications Division, EVP of the Personal Communications Division, Sr. Design & Architecture Director, Design Manager and Memory Designer. From May 2006 to September 2008, Mr. Phelan was away from Cypress and served as the Chief Executive Officer and President of Ubicom, Inc., a venture capital backed startup focused on building a unique media and communications processor for transporting digital content over the home network. Mr. Phelan worked for six years at the Philips Research Laboratories in Eindhoven, The Netherlands as a VLSI designer and Member of Technical staff. Mr. Phelan served as a Director of Virage Logic Corporation from March 2006 until it was acquired by Synopsys, Inc. in 2010. He also serves as a Director at Touchstone Semiconductor, Inc. Mr. Phelan holds 38 U.S. patents. Mr. Phelan graduated from the Engineering School of Trinity College at the University of Dublin in Ireland, where he received a Bachelor’s degree in Micro-Electronic Engineering and Mathematics in 1984 and subsequently a Masters degree in Micro-Electronic Engineering in 1985.

Clifford Press has been a Managing Member of Oliver Press Partners, LLC, an investment advisory firm and Oliver Press Investors, LLC since March 2005. From 1986 to March 2003, Mr. Press served as a General Partner of Hyde Park Holdings, Inc., a private equity investment firm (“HPH”). From March 2008 to November 2009, Mr. Press served as a director and member of the Governance & Nominating Committee of Coherent Inc., a manufacturer of laser based photonic products. From December 2011 to February 2013, Mr. Press served as a director and member of the Compensation Committee of SeaBright Holdings, Inc., a holding company whose wholly-owned subsidiary, SeaBright Insurance Company, operates as a specialty provider of multi-jurisdictional workers’ compensation insurance. Mr. Press received his MA degree from Oxford University and an MBA degree from Harvard Business School.

Edward Terino is the President of GET Advisory Service LLC, a strategic and financial management consulting firm focused on the technology and maritime industries, a position he has held since March 2009. Mr. Terino is the founder of Novium Learning, Inc., a start-up, privately-held, post-secondary vocational education publishing company, which he founded in January 2011. Mr. Terino currently serves on the Board of Directors of Baltic Trading Ltd. (NYSE:BALT), an international dry bulk shipping company, a position he has held since March 2010, where he is Chairman of the Audit Committee and a member of the Compensation Committee. Since July 2010, Mr. Terino has served as a director of SeaChange International Inc. (NASDAQ:SEAC), a digital video software company, where he is Chairman of the Audit Committee and a member of the Compensation Committee. From October 2012 through November 2013, Mr. Terino served as a director of Extreme Networks, Inc. (NASDAQ:EXTR), a network switching and services company, where he was a member of the Audit Committee. Prior to that, Mr. Terino served as a director of S1 Corporation (NASDAQ:SONE), an internet banking and payments software company, from April 2007 until February 2012, when S1 Corporation was acquired by ACI Worldwide Inc. While at S1 Corporation, Mr. Terino served as Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Terino also served as a director of Phoenix Technologies Ltd. (NASDAQ:PTEC), a BIOS software company, where he was Chairman of the Audit Committee and a member of the Compensation Committee, from October 1999 to March 2006, Mr. Terino served as a director of EBT International, Inc. (NASDAQ:EBTI), a then publicly traded web content management software company, where he was Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Terino also previously served as Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd. (NYSE:ATB), an international seaborne transporter of crude oil and petroleum products, from July 2005 until December 2008, when the company merged with General Maritime Corporation. From September 2001 to June 2005, Mr. Terino was Senior Vice President, Chief Financial Officer and Treasurer of Art Technology Group, Inc. (NASDAQ:ARTG), a then publicly traded eCommerce software company. Prior to 2001, Mr. Terino held senior financial and operational management positions over a 15-year period with several publicly traded technology and educational publishing companies. Mr. Terino began his career at Deloitte & Touche and spent nine (9) years in their consulting services organization. Mr. Terino earned a BS degree in Management from Northeastern University and an MBA from Suffolk University.

CUSIP NO. 45812P107

The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding corporate strategy and Board representation and the composition of the Issuer’s Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,710,313 Shares outstanding, as of August 1, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2014.

A.	Starboard V&O Fund

(a)	As of the close of business on November 27, 2014, Starboard V&O Fund beneficially owned 1,310,677 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 1,310,677
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,310,677
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on November 27, 2014, Starboard S LLC beneficially owned 296,675 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 296,675
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 296,675
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 45812P107

C.	Starboard C LP

(a)	As of the close of business on November 27, 2014, Starboard C LP beneficially owned 161,848 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 161,848
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 161,848
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 161,848 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 161,848
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 161,848
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 161,848 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 161,848
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 161,848
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 45812P107

F.	Starboard Value LP

(a)
As of the close of business on November 27, 2014, 430,800 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,310,677 Shares owned by Starboard V&O Fund, (ii) 296,675 Shares owned by Starboard S LLC, (iii) 161,848 Shares owned by Starboard C LP, and (iv) 430,800 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 2,200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,200,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,310,677 Shares owned by Starboard V&O Fund, (ii) 296,675 Shares owned by Starboard S LLC, (iii) 161,848 Shares owned by Starboard C LP, and (iv) 430,800 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 2,200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,200,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,310,677 Shares owned by Starboard V&O Fund, (ii) 296,675 Shares owned by Starboard S LLC, (iii) 161,848 Shares owned by Starboard C LP, and (iv) 430,800 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 2,200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,200,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 45812P107

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,310,677 Shares owned by Starboard V&O Fund, (ii) 296,675 Shares owned by Starboard S LLC, (iii) 161,848 Shares owned by Starboard C LP, and (iv) 430,800 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 2,200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,200,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,310,677 Shares owned by Starboard V&O Fund, (ii) 296,675 Shares owned by Starboard S LLC, (iii) 161,848 Shares owned by Starboard C LP, and (iv) 430,800 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,200,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,200,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 45812P107

K.           Oliver Press Investors

(a)	As of the close of business on November 27, 2014, Oliver Press Investors beneficially owned 59,600 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 59,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 59,600
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Oliver Press Investors during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

L.           Messrs. Oliver and Press

(a)	Each of Messrs. Oliver and Press, as a managing member of Oliver Press Investors, may be deemed the beneficial owner of the 59,600 Shares owned by Oliver Press Investors.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 59,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 59,600

(c)
None of Messrs. Oliver or Press has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Oliver Press Investors are set forth in Schedule B and are incorporated herein by reference.

M.           Messrs. Gujral and Phelan

(a)	As of the close of business on November 27, 2014, Messrs. Gujral and Phelan did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Gujral or Phelan has entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 45812P107

N.           Mr. Terino

(a)	As of the close of business on November 27, 2014, Mr. Terino directly owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Terino during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

As of the close of business on November 27, 2014, the Reporting Persons collectively beneficially owned an aggregate of 2,260,600 Shares, constituting approximately 7.4% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 28, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Starboard (as defined therein) and Oliver Press (as defined therein) agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation based on each of Starboard’s and Oliver Press’ pro rata ownership percentage of the Shares, as adjusted each month. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund and Oliver Press Investors have agreed to indemnify each of Messrs. Gujral, Phelan and Terino against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 45812P107

Starboard V&O Fund and Oliver Press Investors have agreed to compensate Messrs. Gujral, Phelan and Terino for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund and Oliver Press Investors have agreed to pay each of Messrs. Gujral, Phelan and Terino (i) $10,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard relating to a solicitation of proxies in favor of Messrs. Gujral’s, Phelan’s and Terino’s election as directors of the Issuer at the Annual Meeting.

Pursuant to the Compensation Letter Agreements, each of Messrs. Gujral, Phelan and Terino agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Gujral, Phelan and Terino shall determine.  If elected or appointed to serve as a director of the Board, each of Messrs. Gujral, Phelan and Terino agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Gujral, Phelan and Terino may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Oliver Press Investors, LLC, Augustus K. Oliver II, Clifford Press, Manoj Gujral, Cathal Phelan, and Edward Terino, dated November 28, 2014.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Compensation Letter Agreement.

99.4	Powers of Attorney.

CUSIP NO. 45812P107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 28, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Manoj Gujral, Cathal Phelan, and Edward Terino

CUSIP NO. 45812P107

Oliver Press Investors, LLC

By:	/s/ Clifford Press
	Name:	Clifford Press
	Title:	Managing Member

/s/ Augustus K. Oliver II
AUGUSTUS K. OLIVER II

/s/ Clifford Press
CLIFFORD PRESS

CUSIP NO. 45812P107

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 45812P107

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

8,681	13.0747	10/03/2014
12,284	13.0154	10/06/2014
17,970	12.8548	10/07/2014
116,805	11.9950	10/08/2014
23,960	11.9092	10/09/2014
46,423	11.6400	10/10/2014
28,453	11.8840	10/13/2014
14,975	12.0606	10/14/2014
25,631	12.5707	10/29/2014
10,309	12.5815	10/30/2014
8,955	13.4542	11/07/2014
5,970	13.8502	11/10/2014
5,970	13.8684	11/11/2014
5,970	13.6358	11/12/2014
5,970	13.0800	11/13/2014
29,850	13.3801	11/14/2014
259,315	13.5470	11/17/2014
77,738	13.9099	11/18/2014
78,649	14.1037	11/19/2014
17,910	14.3229	11/20/2014
5,184	14.4068	11/21/2014

STARBOARD VALUE AND OPPORTUNITY S LLC

1,942	13.0747	10/03/2014
2,748	13.0154	10/06/2014
4,020	12.8548	10/07/2014
26,130	11.9950	10/08/2014
5,360	11.9092	10/09/2014
10,385	11.6400	10/10/2014
6,365	11.8840	10/13/2014
3,350	12.0606	10/14/2014
5,734	12.5707	10/29/2014
2,306	12.5815	10/30/2014
2,010	13.4542	11/07/2014
1,340	13.8502	11/10/2014
1,340	13.8684	11/11/2014
1,340	13.6358	11/12/2014
1,340	13.0800	11/13/2014
6,700	13.3801	11/14/2014
58,205	13.5470	11/17/2014
17,449	13.9099	11/18/2014

CUSIP NO. 45812P107

17,653	14.1037	11/19/2014
4,020	14.3229	11/20/2014
1,163	14.4068	11/21/2014

STARBOARD VALUE AND OPPORTUNITY C LP

1,058	13.0747	10/03/2014
1,497	13.0154	10/06/2014
2,190	12.8548	10/07/2014
14,235	11.9950	10/08/2014
2,920	11.9092	10/09/2014
5,657	11.6400	10/10/2014
3,467	11.8840	10/13/2014
1,825	12.0606	10/14/2014
3,123	12.5707	10/29/2014
1,257	12.5815	10/30/2014
1,095	13.4542	11/07/2014
730	13.8502	11/10/2014
730	13.8684	11/11/2014
730	13.6358	11/12/2014
730	13.0800	11/13/2014
3,650	13.3801	11/14/2014
31,708	13.5470	11/17/2014
9,505	13.9099	11/18/2014
9,617	14.1037	11/19/2014
2,190	14.3229	11/20/2014
634	14.4068	11/21/2014

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

2,811	13.0747	10/03/2014
3,979	13.0154	10/06/2014
5,820	12.8548	10/07/2014
37,830	11.9950	10/08/2014
7,760	11.9092	10/09/2014
15,035	11.6400	10/10/2014
9,215	11.8840	10/13/2014
4,850	12.0606	10/14/2014
8,301	12.5707	10/29/2014
3,339	12.5815	10/30/2014
2,940	13.4542	11/07/2014
1,960	13.8502	11/10/2014
1,960	13.8684	11/11/2014
1,960	13.6358	11/12/2014
1,960	13.0800	11/13/2014
9,800	13.3801	11/14/2014
85,135	13.5470	11/17/2014
25,522	13.9099	11/18/2014
25,821	14.1037	11/19/2014
5,880	14.3229	11/20/2014
1,702	14.4068	11/21/2014

CUSIP NO. 45812P107

OLIVER PRESS INVESTORS, LLC

52,100*	----	09/30/2014
2,500	12.0500	10/08/2014
5,000	11.2898	10/10/2014

EDWARD TERINO

100	14.6300	11/25/2014
900	14.6400	11/25/2014

* Represents shares acquired by Oliver Press Investors, LLC pursuant to an internal transfer from OP Select Fund, L.P. to Oliver Press Investors, LLC.  Oliver Press Investors, LLC is the general partner of OP Select Fund, L.P.